

January 10, 2007

Mr. Dean T. Falgoust, Esq.
Vice President and General Counsel
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112

      Re: Freeport-McMoRan Copper & Gold Inc.
             Registration Statement on Form S-4
             Filed December 11, 2006
             File No. 333-139252

Dear Mr. Falgoust:

      We have limited our review of the above filings to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Risk Factors, page 21

1.   Please add a risk factor that specifically addresses the change in the geographical scope of your operations as a result of the transaction. Specifically address how this change is expected to impact the nature of and your exposure to foreign currency and political risks.

Unaudited Pro Forma Condensed Combined Financial Statements, page 111

General

2.   Please expand your presentation to provide pro forma reserve information that presents the reserve data by company and in total, with a breakdown by geographical region. Additionally provide disclosure of changes in your historical and expected reserve life.

Pro forma Assumptions and Adjustments, page 116

3.   Please expand your disclosure to discuss more clearly the nature of the adjustment made in note "A." In addition, please tell us why you believe these adjustments should be reflected in Cost of Sales.

4.   It appears that adjustment "C" does not balance. Please explain and modify your disclosure accordingly.

5.   It appears the amounts reflect in adjustment "D" do not equal your total purchase price. Please provide a preliminary purchase price allocation and adjustments to your pro forma that includes all consideration paid.

6.   Please expand your description of your purchase acquisition to identify and disclose the following:

- the nature and the amount of each source of purchase consideration;

- the purchase price allocation;

- net tangible assets and liabilities acquired;

- identifiable intangible assets;

- fair value adjustments to net tangible and intangible assets and liabilities; and,

- the costs and fees of the acquisition.

        Refer to Rule 11-02(a) of Regulation S-X.

7.   We note adjustment "D" includes significant increases in value associated with inventories. Please tell us to what extent you have considered the grade associated with long-term stockpiles in determination of their fair value.

8.   It appears your adjustment "F" uses an effective rate rather than the statutory rate. Please modify your disclosure accordingly. Please refer to Instruction 7 of Rule

11-02 of Regulation S-X.

9.   We note your disclosure related to adjustment "J." Please expand your disclosure to indicate if true, that you intend to allocate a portion of your purchase price to value beyond proven and probable reserves (VBPP) and disclose the extent by which you believe VBPP is defined. Please refer to EITF 04-3 for additional guidance.

10.   Please explain why you are including adjustment "M" in your pro forma presentation. It appears that you are making an adjustment to the historical financial statements. Please refer to Rule 11-02(b)(6).

11.   Please expand your disclosure to clarify that the information in note (O) does not relate to a pro forma adjustment.

12.   Please tell us to what extent you have considered the copper price protection program in your preliminary purchase price allocation.

13.   It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure indicating your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction. Additionally explain that there is diversity in your industry associated with the accounting for business combinations and the related goodwill and clarify, if true, that your accounting may not be comparable to others within your industry.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis
        J. Wynn

T. Levenberg

<u>via facsimile</u>
Paul R. Kingsley, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell
(212) 450-3277